NEWS RELEASE

Alderon Concludes Community Participation Agreement with Nunatukavut Community Council

June 25, 2013	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that The Kami Mine Limited Partnership (“Kami LP”), has concluded a Community Participation Agreement with the NunatuKavut Community Council (“NCC”) with respect to the development of the Kami Iron Ore Project (the “Kami Project”) located in Western Labrador and related rail infrastructure. The Kami LP, held 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”), holds a 100% interest in the Kami Project.

The NCC represents approximately 6,000 Southern Inuit who reside in communities along the southern coast and interior waterways of Labrador.

The Community Participation Agreement sets out the basic positions of each of the Kami LP and the NCC and addresses such matters as environmental permitting, training and employment, business opportunities and community initiatives. Kami LP will provide NCC with capacity funding for the review of permits, participation in any follow-up or monitoring programs, and training initiatives. In return, NCC will support the Kami Project and not take any action which would delay or interfere with the Kami Project.

Todd Russell, President of the NCC said “Respectful relationships can be developed between aboriginal peoples and industry, it just takes understanding, respect and a willingness to do so. This agreement is an example of what can be achieved when we work together. It provides clarity and stability for the company and NCC and is a good foundation on which to build. We look forward to working with our partners at Alderon to implement this agreement and to ensure that our people can avail of the opportunities that the agreement presents. This is indeed good news and I thank all those who worked so hard to bring this agreement to fruition.”

Mark J. Morabito, Executive Chairman of Alderon said:  "Alderon acknowledges the importance of building relationships, based on mutual trust and respect, with those Aboriginal groups whose traditional territories or asserted or recognized legal rights are within or proximate to the Kami Project.  To achieve this objective, Alderon is committed to dealing collaboratively with each Aboriginal group to develop and implement a meaningful engagement process.   We look forward to continuing to work with NCC and other Aboriginal groups to address potential project effects as we move forward with the development of the Kami Project.  We believe that this agreement will contribute to a long-term and mutually beneficial association between NCC, Alderon and the Kami LP."

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by HBIS, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Ian Chadsey
1-514-817-5799 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) potential future effects of the Kami Project; and (iii) the potential benefits and consequences of the Community Participation Agreement..

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.